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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                       TO

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             J.D. EDWARDS & COMPANY
                           (Name of Subject Company)

                             J.D. EDWARDS & COMPANY
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   281667105
                     (CUSIP Number of Class of Securities)

                              ROBERT M. DUTKOWSKY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             J.D. EDWARDS & COMPANY
                               ONE TECHNOLOGY WAY
                             DENVER, CO 80237-3000
                                 (303) 334-4000
                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                   behalf of the person(s) filing statement)

                             ---------------------

                                   COPIES TO:

                               HERBERT P. FOCKLER
                               STEVE L. CAMAHORT
                                 JOSE F. MACIAS
                                  JON C. AVINA

                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

         [ ]  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
              COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER
              OFFER

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PURPOSE OF AMENDMENT

     The purpose of this amendment is to amend and supplement Items 2, 4, 8 and 9 in the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed by J.D. Edwards & Company ("J.D. Edwards" or the "Company") on June 19, 2003 and subsequently amended June 26, 2003 (the "Statement"). Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The information under the heading "Making the Election and The Proration Rules" in Item 2 is hereby amended and restated as follows:

     Making the Election. PeopleSoft has included a Letter of Transmittal with the Prospectus. The Letter of Transmittal is used to make the election to receive PeopleSoft Common Stock, cash, or, in the case of proration, a combination of PeopleSoft Common Stock and cash in exchange for Shares tendered pursuant to the offer. See the section of the Prospectus entitled "The
Offer -- Making the Election," which is incorporated herein by reference, for more information.

     The Proration Rules. The proration rules that will govern the allocation of the cash and stock consideration in the offer will be applied as set forth in the following examples. The proration calculations are complex, and PeopleSoft has provided a set of examples based on certain assumptions to help you understand how the proration will work. The actual proration will depend upon the mix of elections and the average closing price of the PeopleSoft Common Stock applicable on the expiration of the offer.

  KEY ASSUMPTIONS:

     For purposes of the examples below, we have assumed the following:

     - TOTAL NUMBER OF SHARES OUTSTANDING = 122,426,664 (BASED ON SHARES OUTSTANDING AS OF THE DATE OF THE MERGER AGREEMENT)

     - AVERAGE CLOSING PRICE OF PEOPLESOFT COMMON STOCK = $17.00

     The average closing price is equal to the average closing price of PeopleSoft Common Stock as reported on the Nasdaq National Market for the five consecutive trading days immediately prior to (and excluding) the second trading day before the expiration of the offer. The cash offer price is equal to $7.05 + 0.43 X average closing price. The stock offer price is equal to the cash offer price divided by the average closing price. In the examples below, the cash offer price and the stock offer price are as follows:

     - RESULTING CASH OFFER PRICE = $7.05 + 0.43 X $17.00 = $14.36

     - RESULTING STOCK OFFER PRICE = $14.36 / $17.00 = APPROXIMATELY 0.8447X

     Assume in the following examples that 95% of the Shares are tendered. The consideration for distribution in the offer will be as set forth below.

     - The total number of Shares tendered is 122,426,664 X 95% = 116,305,331.

     - The total amount of shares of PeopleSoft Common Stock that can be issued to accepted Shares is 122,426,664 X 0.43 X 95% = 50,011,292 shares.

     - The total amount of cash issuable to accepted Shares is 122,426,664 X $7.05 X 95% =
       $819,952,582.

CASE 1: 60% OF THOSE THAT TENDER ELECTED CASH AND 40% OF THOSE THAT TENDER ELECTED STOCK.*

  Resulting Consideration Paid

     - Those J.D. Edwards stockholders electing stock receive full consideration in PeopleSoft Common Stock.

        -- The maximum number of Shares that could be paid in stock in the offer is 0.43 X 116,305,331 / 0.8447 = 59,205,981.

          -- The number of Shares electing stock is 116,305,331 X 40% = 46,522,132.

             - This number is less than the maximum number of Shares that could be paid in stock (46,522,132 < 59,205,981).

             - Therefore, every stock-electing Share receives its full
               consideration in PeopleSoft Common Stock. Every stock-electing Share will receive 0.8447 of a share of PeopleSoft Common Stock, which represents a value of $14.36 (0.8447 X $17.00 = $14.36).

     - Those Shares electing cash will receive partial consideration in cash and partial consideration in PeopleSoft Common Stock.

        -- The maximum number of Shares that could be paid in cash in the offer is $7.05 X 116,305,331 / $14.36 = 57,099,762.

        -- The number of Shares electing cash is 116,305,331 X 60% = 69,783,198.

           - This number is greater than the maximum number of Shares that could be paid in cash (69,783,198 > 57,099,762).

           - Therefore, only 81.8% (57,099,762 / 69,783,198 = 81.8%) of the requested amount can be delivered as cash consideration to those J.D. Edwards stockholders electing cash.

        -- Each cash-electing Share will receive 81.8% of the cash offer price of $14.36, or $11.75.

        -- The remaining consideration must be delivered in PeopleSoft Common
           Stock equal to 0.8447 X (1-0.818) = 0.1535 of a share of PeopleSoft Common Stock.

        -- Therefore, each cash-electing Share will receive 0.1535 of a share of PeopleSoft Common Stock in addition to the $11.75 in cash to deliver the full $14.36 of consideration.

CASE 2: 40% OF THOSE THAT TENDER ELECTED CASH AND 60% OF THOSE THAT TENDER ELECTED STOCK.*

  Resulting Consideration Paid

     - Those Shares electing stock receive partial consideration in PeopleSoft Common Stock and partial consideration in cash.

          -- The number of Shares electing stock is 116,305,331 X 60%, or 69,783,198.

             - This number is greater than the maximum number of Shares that could be paid in stock (69,783,198 > 59,205,981).

             - Every stock-electing Share will therefore receive a portion of the full $14.36 consideration in cash.

             - Every stock-electing Share will therefore receive 0.7167 of a share of PeopleSoft Common Stock (59,205,981/69,783,198 X stock offer price of 0.8447 = 0.7167) which represents a value of $12.18 (0.7167 X $17.00 = $12.18).

---------------

     * Note: All calculations are rounded to the nearest whole number. Figures may not add exactly due to rounding.

             - The remaining consideration equal to the cash offer price of
               $14.36 X (1 - 0.848) = $2.18 must therefore be delivered in cash in order to meet the required $14.36 value per Share.

     - Those Shares electing cash receive full consideration in cash.

          -- The number of tendering Shares electing cash is 116,305,331 X 40%, or 46,522,132.

             - This number is less than the maximum number of Shares that could be paid in cash (46,522,132 < 57,099,762).

             - Therefore, each cash-electing Share will receive the full $14.36 of consideration in cash.

CASE 3: 60% OF THOSE THAT TENDER ELECTED CASH, 20% OF THOSE THAT TENDER ELECTED STOCK, AND 20% OF THOSE THAT TENDER MADE NO ELECTION.*

  Resulting Consideration Paid

     - Those Shares electing stock receive full consideration in PeopleSoft Common Stock.

        -- The number of Shares tendering and electing stock is 116,305,331 X 20%, or 23,261,066.

        -- This number is less than the maximum number of Shares that can be paid in stock (23,261,066 < 59,205,981).

        -- Therefore, each stock-electing Share will receive full consideration in PeopleSoft Common Stock.

        -- For each Share tendered, 0.8447 of a share of PeopleSoft Common Stock will be issued (0.8447 X $17.00) to deliver the full $14.36 of consideration.

     - Those Shares electing cash receive partial consideration in cash and partial consideration in PeopleSoft Common Stock.

        -- The number of Shares electing cash is 116,305,331 X 60%, or 69,783,198.

        -- This number exceeds the maximum number of Shares that could be paid in cash (69,783,198 > 57,099,762).

        -- Therefore, only 81.8% (57,099,762/69,783,198) of the requested amount can be delivered as consideration to those J.D. Edwards stockholders electing cash.

        -- Each cash-electing Share will receive 81.8% of the cash offer price of $14.36, or $11.75.

        -- The remaining consideration must be delivered in PeopleSoft Common
           Stock equal to 0.8447 X (1 - 0.818) = 0.1535 of a share of PeopleSoft Common Stock.

        -- Each cash-electing Share will therefore receive 0.1535 of a share of PeopleSoft Common Stock (worth $2.61) in addition to the $11.75 in cash to deliver the full $14.36 of consideration.

     - Tendered but non-electing Shares receive full consideration in PeopleSoft Common Stock.

        -- Under this scenario, 23,261,066 Shares have not elected a consideration preference (116,305,331 X 20%).

        -- Since only 23,261,066 Shares elected stock, which is less than 59,205,981, the maximum number of Shares that can be paid in stock, then the Shares who have not made an election will be treated in the same manner as the stock-electing Shares.

        -- Those non-electing Shares will each receive 0.8447 of a share of PeopleSoft Common Stock.

CASE 4: 40% OF THOSE THAT TENDER ELECTED CASH, 40% OF THOSE THAT TENDER ELECTED STOCK, AND 20% OF THOSE THAT TENDER MADE NO ELECTION.*

  Resulting Consideration Paid

     - Those Shares electing stock receive full consideration in PeopleSoft Common Stock.

        -- The number of Shares tendering and electing stock is 116,305,331 X 40% = 46,522,132.

        -- This number is less than the maximum number of Shares that can be paid in stock (46,522,132 < 59,205,981), so all those stock-electing Shares receive full consideration in PeopleSoft Common Stock.

        -- For each Share tendered, 0.8447 of a share of PeopleSoft Common Stock will be issued (0.8447 X $17.00) to deliver the full $14.36 of consideration.

        -- The number of shares of PeopleSoft Common Stock to be issued for these Shares is 39,297,245.

     - Those Shares electing cash receive full consideration in cash.

        -- The number of Shares electing cash is 116,305,331 X 40% = 46,522,132.

        -- This number is less than the maximum number of Shares that could be paid in cash (46,522,132 < 57,099,762).

        -- Therefore, each cash-electing Share will receive the full consideration of $14.36.

        -- The amount of cash paid for these Shares is $668,057,815.00.

     - Tendered but non-electing Shares will receive partial consideration in cash and partial consideration in PeopleSoft Common Stock.

        -- The number of Shares who tendered but did not make an election is 116,305,331 X 20% = 23,261,066.

          -- Under this scenario, $151,894,767 in cash remains for issuance
             ($819,952,582 - $668,057,815).

          -- Under this scenario, 10,714,047 shares of PeopleSoft Common Stock remain for issuance (50,011,292 - 39,297,245).

          -- $151,894,761 and 10,714,047 shares of PeopleSoft Common Stock will be allocated among the 23,261,066 Shares which have been tendered but for no election was made, as follows:

         -- $151,894,767 / 23,261,066 = $6.53; and

         -- 10,714,047 / 23,261,066 = 0.4606 of a share of PeopleSoft Common
            Stock.

          -- Therefore, each Share that has been tendered but for which no election was made will be exchanged for $6.53 plus 0.4606 of a share of PeopleSoft Common Stock (with a value of 0.4606 X $17 = $7.83) for a total consideration with a value of $14.36.

     As discussed above, the average closing price for purposes of allocating the offer consideration will be determined by the average closing price of PeopleSoft Common Stock as reported on the Nasdaq National Market for the five consecutive trading day period ending immediately prior to (and excluding) the second trading day before the expiration of the offer.

     The following table illustrates the allocation of the offer consideration for different values of PeopleSoft Common Stock based on the four examples above for different percentages of cash-electing Shares, stock-electing Shares and non-electing Shares.

                            60% CASH/40% STOCK-ELECTING SHARES     40% CASH/60% STOCK-ELECTING SHARES
                           ------------------------------------   ------------------------------------
                           EACH CASH-ELECTING     EACH STOCK-     EACH CASH-ELECTING     EACH STOCK-
AVERAGE    CASH    STOCK          SH.            ELECTING SH.            SH.            ELECTING SH.
CLOSING   OFFER    OFFER   ------------------   ---------------   ------------------   ---------------
 PRICE    PRICE    PRICE     CASH      STOCK     CASH    STOCK      CASH      STOCK     CASH    STOCK
-------   ------   -----   --------   -------   ------   ------   --------   -------   ------   ------
$10.00    $11.35   1.135x   $11.35     0.000x   $0.60    1.075x    $11.35     0.000x   $4.18    0.717x
$11.00    $11.78   1.071x   $11.75     0.003x   $0.00    1.071x    $11.78     0.000x   $3.90    0.717x
$12.00    $12.21   1.018x   $11.75     0.038x   $0.00    1.018x    $12.21     0.000x   $3.61    0.717x
$13.00    $12.64   0.972x   $11.75     0.068x   $0.00    0.972x    $12.64     0.000x   $3.32    0.717x
$14.00    $13.07   0.934x   $11.75     0.094x   $0.00    0.934x    $13.07     0.000x   $3.04    0.717x
$15.00    $13.50   0.900x   $11.75     0.117x   $0.00    0.900x    $13.50     0.000x   $2.75    0.717x
$16.00    $13.93   0.871x   $11.75     0.136x   $0.00    0.871x    $13.93     0.000x   $2.46    0.717x
$17.00    $14.36   0.845x   $11.75     0.154x   $0.00    0.845x    $14.36     0.000x   $2.18    0.717x
$18.00    $14.79   0.822x   $11.75     0.169x   $0.00    0.822x    $14.79     0.000x   $1.89    0.717x
$19.00    $15.22   0.801x   $11.75     0.183x   $0.00    0.801x    $15.22     0.000x   $1.60    0.717x
$20.00    $15.65   0.783x   $11.75     0.195x   $0.00    0.783x    $15.65     0.000x   $1.32    0.717x
$21.00    $16.08   0.766x   $11.75     0.206x   $0.00    0.766x    $16.08     0.000x   $1.03    0.717x
$22.00    $16.51   0.750x   $11.75     0.216x   $0.00    0.750x    $16.51     0.000x   $0.74    0.717x
$23.00    $16.94   0.737x   $11.75     0.226x   $0.00    0.737x    $16.94     0.000x   $0.46    0.717x
$24.00    $17.37   0.724x   $11.75     0.234x   $0.00    0.724x    $17.37     0.000x   $0.17    0.717x
$25.00    $17.80   0.712x   $11.75     0.242x   $0.00    0.712x    $17.63     0.007x   $0.00    0.712x

                             60% CASH/20% STOCK/20% NON-ELECTING SHARES       40% CASH/40% STOCK/20% NON-ELECTING SHARES
                           ----------------------------------------------   -----------------------------------------------
                             EACH CASH-      EACH STOCK-      EACH NON-       EACH CASH-      EACH STOCK-      EACH NON-
AVERAGE    CASH    STOCK    ELECTING SH.    ELECTING SH.    ELECTING SH.     ELECTING SH.    ELECTING SH.     ELECTING SH.
CLOSING   OFFER    OFFER   --------------   -------------   -------------   --------------   -------------   --------------
 PRICE    PRICE    PRICE    CASH    STOCK   CASH    STOCK   CASH    STOCK    CASH    STOCK   CASH    STOCK    CASH    STOCK
-------   ------   -----   ------   -----   -----   -----   -----   -----   ------   -----   -----   -----   ------   -----
$10.00    $11.35   1.135x  $11.35   0.000x  $0.60   1.075x  $0.60   1.075x  $11.35   0.000x  $0.60   1.075x  $12.55   0.000x
$11.00    $11.78   1.071x  $11.75   0.003x  $0.00   1.071x  $0.00   1.071x  $11.78   0.000x  $0.00   1.071x  $11.69   0.008x
$12.00    $12.21   1.018x  $11.75   0.038x  $0.00   1.018x  $0.00   1.018x  $12.21   0.000x  $0.00   1.018x  $10.83   0.115x
$13.00    $12.64   0.972x  $11.75   0.068x  $0.00   0.972x  $0.00   0.972x  $12.64   0.000x  $0.00   0.972x  $ 9.97   0.205x
$14.00    $13.07   0.934x  $11.75   0.094x  $0.00   0.934x  $0.00   0.934x  $13.07   0.000x  $0.00   0.934x  $ 9.11   0.283x
$15.00    $13.50   0.900x  $11.75   0.117x  $0.00   0.900x  $0.00   0.900x  $13.50   0.000x  $0.00   0.900x  $ 8.25   0.350x
$16.00    $13.93   0.871x  $11.75   0.136x  $0.00   0.871x  $0.00   0.871x  $13.93   0.000x  $0.00   0.871x  $ 7.39   0.409x
$17.00    $14.36   0.845x  $11.75   0.154x  $0.00   0.845x  $0.00   0.845x  $14.36   0.000x  $0.00   0.845x  $ 6.53   0.461x
$18.00    $14.79   0.822x  $11.75   0.169x  $0.00   0.822x  $0.00   0.822x  $134.79  0.000x  $0.00   0.822x  $ 5.67   0.507x
$19.00    $15.22   0.801x  $11.75   0.183x  $0.00   0.801x  $0.00   0.801x  $15.22   0.000x  $0.00   0.801x  $ 4.81   0.548x
$20.00    $15.65   0.783x  $11.75   0.195x  $0.00   0.783x  $0.00   0.783x  $15.65   0.000x  $0.00   0.783x  $ 3.95   0.585x
$21.00    $16.08   0.766x  $11.75   0.206x  $0.00   0.766x  $0.00   0.766x  $16.08   0.000x  $0.00   0.766x  $ 3.09   0.619x
$22.00    $16.51   0.750x  $11.75   0.216x  $0.00   0.750x  $0.00   0.750x  $16.51   0.000x  $0.00   0.750x  $ 2.23   0.649x
$23.00    $16.94   0.737x  $11.75   0.226x  $0.00   0.737x  $0.00   0.737x  $16.94   0.000x  $0.00   0.737x  $ 1.37   0.677x
$24.00    $17.37   0.724x  $11.75   0.234x  $0.00   0.724x  $0.00   0.724x  $17.37   0.000x  $0.00   0.724x  $ 0.51   0.703x
$25.00    $17.80   0.712x  $11.75   0.242x  $0.00   0.712x  $0.00   0.712x  $17.63   0.007x  $0.00   0.712x  $ 0.00   0.712x

     The Schedule TO states that the principal executive offices of PeopleSoft and the Purchaser are located at 4460 Hacienda Drive, Pleasanton, California, 94588.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     The information under the heading "Background of the Offer" in Item 4 is hereby amended and restated as follows:

     As a regular part of our respective business plans, the Company and PeopleSoft have from time to time each considered opportunities for expanding and strengthening our respective technology, products, research and development capabilities and distribution channels, including strategic acquisitions, business combinations, investments, licensing and development agreements and joint ventures.

     Although PeopleSoft and J.D. Edwards did not have any prior business understandings or relationships, during the past several years, PeopleSoft's senior management and that of J.D. Edwards have made periodic inquiries to each other regarding whether a strategic transaction between the parties would be mutually beneficial.

     In November 1998, members of PeopleSoft's senior management met with members of senior management of J.D. Edwards to discuss a potential business combination between PeopleSoft and J.D. Edwards. During the winter of 2000, and again in the fall of 2001, additional meetings were held to discuss a potential strategic transaction between the parties, but no agreements were reached.

     On or about June 5, 2002, Craig Conway, PeopleSoft's President and Chief Executive Officer, contacted Larry Ellison, Oracle's Chairman and Chief Executive Officer, to determine whether Oracle would be interested in selling its enterprise applications business to PeopleSoft. On that date, Oracle and PeopleSoft entered into a mutual nondisclosure agreement. On the following day, June 6, 2002, Ram Gupta, PeopleSoft's Executive Vice President, Products and Technology, Peter Gassner, Rick Bergquist, PeopleSoft's Senior Vice President and Chief Technology Officer, and Kevin Parker, PeopleSoft's Senior Vice President and Chief Financial Officer, met in person with Safra Catz, Executive Vice President of Oracle, and other representatives of Oracle, to discuss the matter. The parties were unable to agree on the terms of any potential sale of Oracle's enterprise applications business to PeopleSoft. Shortly thereafter, Mr. Conway and Mr. Ellison had a brief telephone conversation in which they concluded that they could not agree on mutually acceptable terms to such a transaction. There have been no further discussions between Oracle and PeopleSoft on this subject since that time.

     In October and November 2002, senior members of PeopleSoft's management and that of J.D. Edwards met to further explore a potential transaction between the parties.

     On November 25, 2002, the Board of Directors met and explored options to enhance stockholder value, including, continuing on its then current track, consolidation with other mid-market players, changing its business model or pursuing an upstream merger. Mr. Dutkowsky advised the Board of the meetings held with PeopleSoft.

     On December 18, 2002, a representative of Citigroup, at PeopleSoft's request, presented an overview of the potential business combination with J.D. Edwards to members of PeopleSoft's senior management.

     On December 18, 2002, the Board of Directors met and again explored options to enhance stockholder value and the Board authorized further discussions and due diligence concerning a merger with PeopleSoft. On December 20, 2002, J.D. Edwards engaged Morgan Stanley & Co. Incorporated as J.D. Edwards' financial advisor in connection with a potential strategic transaction.

     On January 28, 2003, the Board met and representatives of Morgan Stanley presented an analysis of the current software industry dynamics, the competitive landscape and strategic alternatives available to J.D. Edwards, including continuing merger discussions with PeopleSoft.

     On February 2, 2003, members of senior management of both parties met in Denver, Colorado to further discuss the possible business combination, and on February 3, 2003, Mr. Dutkowsky reviewed with the Board a summary of those discussions.

     From February 4, 2003 to February 24, 2003, PeopleSoft and J.D. Edwards exchanged preliminary information regarding valuation.

     On February 19, 2003, the Board of Directors met with representatives of Morgan Stanley and reviewed discussions with PeopleSoft regarding proposed stock exchange ratios, exchange ratio premiums and the estimated savings from the cost synergies from the merged operations. After discussion of strategic alternatives available, the Board authorized further discussions with PeopleSoft.

     On February 24, 2003, PeopleSoft formally engaged Citigroup as its financial advisor in connection with a potential strategic combination with J.D. Edwards.

     On February 25, 2003, Mr. Parker reviewed with PeopleSoft's board of directors the status of discussions and the rationale for the merger. A representative of the law firm of Gibson, Dunn & Crutcher LLP reviewed with the board its legal duties in considering a transaction of this nature. After discussion, the board authorized further discussions and diligence concerning a merger with J.D. Edwards.

     During March 2003 discussions continued, but the parties were unable to come to agreement and terminated discussions in early April.

     On May 2, 2003, Messrs. Conway and Dutkowsky held a conversation regarding a potential strategic transaction.

     On May 5, 2003, Mr. Dutkowsky discussed his May 2nd conversation with Mr. Conway with the Board of Directors in a special telephonic meeting, and the Board authorized management to continue discussions with PeopleSoft regarding a potential strategic transaction. On May 11, 2003, Messrs. Conway and Dutkowsky held a telephone conversation and agreed to move forward with merger negotiations.

     During the period commencing on May 12, 2003 through June 1, 2003, the parties, their financial advisors and their legal counsel conducted intensive due diligence.

     On May 15, 2003, the Board of Directors held a special telephonic meeting at which the proposed merger was discussed and considered. At the meeting, J.D. Edwards management and representatives of Morgan Stanley made presentations to the Board regarding the proposed business combination. Representatives of the law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation presented an extensive review of the terms of the proposed merger. Following the presentations, and after discussion, the Board directed management and counsel to pursue further negotiations regarding the proposed merger and the original merger agreement.

     On May 16, 2003, PeopleSoft and J.D. Edwards executed a new mutual non-disclosure agreement and, as an inducement for PeopleSoft to commit its time and resources to perform a due diligence review of J.D. Edwards and enter into discussions regarding the proposed business combination, J.D. Edwards entered into a 13-day exclusivity arrangement.

     On May 16, 2003, PeopleSoft's counsel sent a preliminary draft merger agreement to J.D. Edwards' counsel. On May 19, 2003, PeopleSoft and J.D. Edwards executed an addendum to the mutual non-disclosure agreement relating to highly sensitive competitive information.

     On May 19, 2003, PeopleSoft's board of directors held a special meeting at which the proposed merger was discussed and considered. Director Fanzilli was not present at the meeting due to a family illness. A representative of Gibson, Dunn & Crutcher LLP was also present at this meeting and reviewed with the directors their legal duties in considering the proposed merger. At the meeting, PeopleSoft's management and representatives of Citigroup Global Markets made presentations to the board regarding J.D. Edwards, the opportunities for a combined company and certain proposed terms of a business combination. Following the presentations, and after discussion, PeopleSoft's board approved proceeding with diligence and negotiation with representatives of J.D. Edwards.

     On May 20, 2003, senior members of PeopleSoft's management and J.D. Edwards' management, and representatives of Gibson, Dunn & Crutcher LLP, Wilson Sonsini Goodrich & Rosati, Professional Corporation, Citigroup and Morgan Stanley met to discuss the proposed original merger agreement at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, in Palo Alto, California. Based on those discussions a new draft of the original merger agreement was prepared and distributed to the parties.

     On May 23, 2003, the Board of Directors held a special meeting at which the proposed merger was discussed and considered. At the meeting, J.D. Edwards management and representatives of Morgan Stanley reviewed various issues with the Board regarding the proposed business combination. Representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, presented an extensive review of the terms of the proposed original merger agreement as well as the directors' legal duties in considering the proposed merger. Management made extensive presentations about the results of the due diligence review, the benefits of the business combination and integration issues.

     On May 27, 2003, PeopleSoft's board of directors held a regular meeting at which the proposed merger was discussed and considered. At the meeting, PeopleSoft's management and representatives of Citigroup made presentations to the board regarding the proposed business combination. A representative of Gibson, Dunn & Crutcher LLP was also present at this meeting, and presented a summary of the original merger agreement and the status of negotiations. Management made extensive presentations concerning J.D. Edwards and integration issues at the meeting. Citigroup also reviewed issues relating to fairness with the board and gave its preliminary opinion that, as of that date, the exchange ratio in the original merger agreement was fair, from a financial point of view, to PeopleSoft. Following the presentations, and after discussion, PeopleSoft's board directed management and counsel to pursue further negotiations regarding the original merger agreement and the proposed merger.

     On May 28, 2003, the Board of Directors held a special meeting at which the proposed merger was discussed and considered. At the meeting, J.D. Edwards management and J.D. Edwards' legal and financial advisors reviewed with the Board the proposed business combination and the proposed original merger agreement.

     Between May 28, 2003 and May 31, 2003, offers of employment with the combined company were made by PeopleSoft to senior management of J.D. Edwards and the terms of employment were negotiated by the parties. PeopleSoft also discussed with J.D. Edwards the proposed amendment to its change in control plan and the Board amended the plan on June 1, 2003. These amendments were made in connection with the original merger agreement and were not changed in connection with the negotiation of the Merger Agreement. See the section of the Prospectus entitled "Background of the Offer and the Merger -- Interests of Certain Persons in the Merger."

     PeopleSoft's board of directors held a special meeting by conference telephone call on May 28, 2003 to obtain an update regarding the status of negotiations and to discuss open issues on the original merger agreement and related documents.

     On May 31, 2003, PeopleSoft's board of directors held a special telephonic meeting at which the proposed merger was discussed and considered. At the meeting, PeopleSoft's management and representatives of Citigroup made presentations to the board regarding the proposed business combination. A representative of Gibson, Dunn & Crutcher LLP was also present at this meeting. Citigroup presented its fairness opinion regarding the proposed transaction to the board. The board also discussed, with the input of management and legal counsel, final remaining open issues in the original merger agreement. Following the presentations, and after discussion, PeopleSoft's board unanimously approved the original merger agreement and the transactions contemplated by the original merger agreement in substantially the form presented to the board and authorized senior members of PeopleSoft's management to finalize and execute the original merger agreement and the other agreements contemplated thereby on behalf of PeopleSoft.

     On May 31, 2003, counsel for PeopleSoft and J.D. Edwards' counsel negotiated the original merger agreement.

     On June 1, 2003, the Board of Directors held a special meeting at which the proposed merger was discussed and considered. At the meeting, J.D. Edwards management and representatives of Morgan Stanley made presentations to the Board regarding the proposed business combination. Morgan Stanley presented its financial fairness opinion regarding the consideration to be paid pursuant to the proposed transaction to the Board. Representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, provided a detailed summary of the final terms of the original merger agreement. Following the presentations, and after discussion, the Board unanimously approved the original merger agreement and the transactions contemplated by the original merger agreement in substantially the form presented to the Board and determined the original merger agreement to be in the best interests of the J.D. Edwards stockholders and authorized senior members of its management to finalize and execute the original merger agreement and the other agreements contemplated thereby on behalf of J.D. Edwards.

     On June 1, 2003, counsel for PeopleSoft and J.D. Edwards' counsel finalized the original merger agreement and, thereafter, the original merger agreement, voting agreements and certain employment agreements were executed by the relevant parties.

     PeopleSoft and J.D. Edwards publicly announced the proposed transaction and its material terms in the early morning of June 2, 2003.

     Four days later, on June 6, 2003, Oracle announced its intention to commence a tender offer beginning on June 9, 2003 for all issued and outstanding PeopleSoft Common Stock, which is referred to as the "Oracle Offer," at a price of $16 per share.

     Oracle also delivered a letter to PeopleSoft announcing its intention to commence the Oracle Offer and requesting that the board of directors redeem or render inapplicable all outstanding preferred stock purchase rights. The letter also stated that Oracle was prepared to meet with PeopleSoft's management to discuss the Oracle Offer.

     On June 6, 2003, PeopleSoft filed a press release regarding the anticipated Oracle Offer. The release was filed with the SEC as a preliminary communication filed under cover of Schedule 14D-9.

     In response to Oracle's June 6 announcement, PeopleSoft contacted Citigroup and Goldman, Sachs & Co. to render financial advice to the board of directors in connection with, among other things, any tender offer commenced by Oracle. In addition, the board of directors retained Gibson, Dunn & Crutcher LLP to render legal advice in connection with any such tender offer.

     On June 8, 2003, PeopleSoft's board of directors and its financial and legal advisors met to discuss Oracle's June 6 announcements and to establish procedures for thoroughly and diligently evaluating the terms of the Oracle Offer, once announced. At that meeting, PeopleSoft's board of directors formed a committee of independent directors which was charged with evaluating the terms of the Oracle Offer, in consultation with the financial and legal advisors engaged by PeopleSoft's board of directors to render financial advice and legal advice in connection with, among other things, any tender offer commenced by Oracle. PeopleSoft's board of directors retained Goldman, Sachs & Co. and Citigroup as its financial advisors with respect to such matters and PeopleSoft subsequently executed a written engagement letter with each financial advisor. On June 9, 2003, Oracle and its subsidiary commenced their tender offer. The Oracle Offer, as described, is currently pending.

     On June 9, 2003, the Board held a special meeting to discuss the Oracle Offer, PeopleSoft's response to the tender offer and potential responses by J.D. Edwards. At the invitation of the Board, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Morgan Stanley attended and discussed with the Board a range of legal and strategic issues related to the Oracle Offer, including its potential impact on the merger. Also on June 9, Oracle delivered a letter to PeopleSoft expressing concern that PeopleSoft had taken a negative position on the Oracle Offer reaffirming its offer to meet with PeopleSoft's board of directors and requesting that PeopleSoft redeem its preferred stock rights plan.

     On June 11, 2003, after careful consideration, including consultation with management and its financial and legal advisors, and upon the unanimous recommendation of the committee of independent directors, PeopleSoft's board of directors unanimously concluded that the Oracle Offer would undoubtedly face lengthy antitrust scrutiny, with a significant likelihood that the necessary approval would not be granted, that the delays and uncertainties created by the Oracle Offer, coupled with Oracle's stated intent to discontinue PeopleSoft's market-leading products, represent a substantial threat to stockholder value, and that the unsolicited and hostile nature of the Oracle Offer, combined with Oracle's statements, was designed to disrupt PeopleSoft's strong momentum at significant cost to PeopleSoft and its employees and customers. For these and other reasons more fully set forth in PeopleSoft's Schedule 14D-9, the board of directors of PeopleSoft determined that the Oracle Offer was not in the best interests of PeopleSoft's stockholders and unanimously recommended that PeopleSoft's stockholders reject the Oracle Offer and not tender their shares to Oracle to purchase pursuant to the offer.

     At a special meeting held by conference telephone call on June 11, 2003, PeopleSoft's board of directors reaffirmed its support of the acquisition of J.D. Edwards, and the Board reaffirmed its support of the merger at a special telephonic meeting on June 12, 2003. At the direction of PeopleSoft's board of directors and the Board, from June 13 to June 15, 2003, senior members of PeopleSoft's management team and representatives of Gibson, Dunn & Crutcher LLP, Citigroup and Goldman Sachs met with senior members of management of J.D. Edwards and representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, and Morgan Stanley in Palo Alto, California to discuss and negotiate amendments to the original merger agreement.

     At a special meeting held by conference telephone call on June 15, 2003, PeopleSoft's board, by the unanimous vote of the directors, approved the Merger Agreement and the transactions contemplated thereby, including the offer and the merger, and determined that the transactions contemplated by the Merger Agreement, including the offer and the merger, were advisable to PeopleSoft's stockholders. Citigroup rendered its opinion that, as of that date and based upon the various considerations set forth in the opinion, the consideration to be paid by PeopleSoft in the offer and subsequent merger is fair, from a financial point of view, to PeopleSoft.

     On June 15, 2003, the Board of Directors held a special telephonic meeting at which the proposed Merger Agreement, and transactions contemplated thereby, were discussed and considered. At the meeting, J.D. Edwards management and representatives of Morgan Stanley and Wilson Sonsini Goodrich & Rosati, Professional Corporation, made presentations to the Board regarding the proposed Merger Agreement, and the transactions contemplated thereby, and the potential impact on J.D. Edwards, the stockholders of J.D. Edwards and the merger. Morgan Stanley presented its revised fairness opinion regarding the proposed amended transaction to the Board. Representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, provided a detailed summary of the final terms of the Merger Agreement, and the transactions contemplated thereby. Following the presentations, and after discussion, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby in substantially the form presented to the Board and determined the Merger Agreement, the offer and the merger to be in the best interests of the J.D. Edwards stockholders and authorized senior members of its management to finalize and execute the Merger Agreement and the other agreements contemplated thereby on behalf of J.D. Edwards. The Board also voted unanimously to recommend that the J.D. Edwards stockholder accept the offer, tender their Shares pursuant to the offer and approve the merger and the Merger Agreement.

     The Merger Agreement is designed to allow the two companies to accelerate the completion of the transaction and bring forward the benefits of their combination. PeopleSoft's board of directors believes that the transactions contemplated by the Merger Agreement provide several benefits to its stockholders, including, among others:

     - the Merger Agreement reaffirms the commitment of PeopleSoft and J.D. Edwards to combine;

     - the Merger Agreement provides an opportunity to complete the transaction in a more timely fashion;

     - the amended terms of the transaction will minimize customer uncertainty arising from the Oracle Offer and enable PeopleSoft and J.D. Edwards to speed their integration plans and the substantial benefits of the combination; and

     - the cash portion of the consideration reduces the dilution to PeopleSoft's stockholders, increases the certainty of the value of the transaction to J.D. Edwards stockholders and, at the same time, increases the accretion to PeopleSoft's earnings per share for the benefit of all stockholders.

     PeopleSoft and J.D. Edwards publicly announced the revised transaction, the anticipated exchange offer and its material terms during the morning of June 16, 2003.

ITEM 8.  ADDITIONAL INFORMATION

     The information under the heading "Recent Developments" in Item 8 is hereby amended and restated as follows:

     On June 6, 2003, Oracle Corporation announced that it intended to commence a cash tender offer to purchase all of the outstanding shares of PeopleSoft for $16 per share, or approximately $5.1 billion.

     On June 8, 2003, PeopleSoft's board of directors discussed Oracle's June 6 announcement and formed a committee of non-management directors, comprised of Frank J. Fanzilli, Jr., Steven D. Goldby, A. George Battle and Cyril J. Yansouni, to evaluate and assess the terms of Oracle's tender offer, once announced, in consultation with PeopleSoft's board of directors' financial and legal advisors, and make a recommendation to its board.

     On June 9, 2003, Oracle Corporation and Pepper Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Oracle, filed a Tender Offer Statement on Schedule TO with the SEC in connection with the Oracle offer.

     On June 9, 2003 a purported class action lawsuit was filed in District Court, County of Jefferson, Colorado by J.D. Edwards stockholders against J.D. Edwards' directors and officers alleging breaches of fiduciary duty by such persons and seeking, among other remedies, to enjoin the transactions contemplated by the merger. The Company believes that the plaintiff's claims are wholly without merit and will defend against them vigorously.

     On June 11, 2003, PeopleSoft's board of directors, including all of the members of the transaction committee, met with management and the PeopleSoft board's financial and legal advisors to further consider and discuss the Oracle offer. After careful consideration, including consultation with management and the board's financial and legal advisors, the committee unanimously concluded that the Oracle offer dramatically undervalued PeopleSoft, would undoubtedly face lengthy antitrust scrutiny, with a significant likelihood that the necessary approval would not be granted, that the delays and uncertainties created by Oracle's tender offer, coupled with Oracle's stated intent to discontinue our market-leading products, represented a substantial threat to stockholder value, and that the unsolicited and hostile nature of Oracle's tender offer, combined with Oracle's statements, was designed to disrupt PeopleSoft's strong momentum at significant cost to PeopleSoft and its customers. For these and other reasons more fully described in PeopleSoft's Solicitation/Recommendation on Schedule 14D-9, the committee determined that the Oracle offer was not in the best interests of PeopleSoft's stockholders and unanimously recommended to the full board of directors that the full board, in turn, recommend that PeopleSoft's stockholders reject the Oracle tender offer and not tender their shares to Oracle for purchase. The full PeopleSoft board of directors concurred with the committee and, having determined that the Oracle tender offer was not in the best interests of PeopleSoft's stockholders, unanimously recommended that PeopleSoft's stockholders reject the offer. PeopleSoft publicly announced the PeopleSoft board's recommendation on June 12, 2003.

     In response to the Oracle offer, on June 12, 2003, J.D. Edwards filed a suit in California Superior Court in the County of San Mateo against Oracle Corporation, Pepper Acquisition Corp. and two of Oracle's executives alleging violations of California's Business and Professions Code Section 17200 et seq., intentional interference with prospective economic advantage and negligent interference with prospective economic advantage. The suit seeks compensatory and exemplary damages, as well as preliminary and permanent injunctive relief enjoining the defendants from proceeding with Oracle's proposed tender offer, taking or attempting to take any other steps to acquire control of PeopleSoft or J.D. Edwards, and otherwise interfering with the completion of the proposed acquisition of J.D. Edwards by PeopleSoft. On June 16, 2003, the Company filed a motion for expedited discovery and a preliminary injunction hearing. On June 17, 2003, Oracle filed a notice of removal of the action to the United States District Court, Northern District of California, San Francisco/Oakland Division. On June 18, 2003, the Company filed a motion to remand the action back to San Mateo County Superior Court. The United States District Court granted our motion to remand on June 20, 2003.

     On June 12, 2003, J.D. Edwards filed a suit in District Court for the City and County of Denver, Colorado against Oracle Corporation and its wholly owned subsidiary, Pepper Acquisition Corp., alleging claims for tortious interference with contract and prospective business relations. The suit seeks, among other things, compensatory damages of $1.7 billion and an unspecified amount of punitive damages.

     On June 13, 2003, PeopleSoft filed a suit in the California Superior Court for the County of Alameda against Oracle Corporation and Pepper Acquisition Corp. In that suit, PeopleSoft alleged that in connection with Oracle's proposed tender offer, the defendants have engaged in: (1) unfair trade practices in violation of California's Business and Professions Code; (2) acts of unlawful interference with our contracts with our customers; (3) acts of unlawful interference with our relationships with prospective customers; and (4) acts of unlawful disparagement of our products and services. PeopleSoft seeks an injunction precluding defendants' unfair trade practices and other unlawful actions, proceeding further with the tender offer, restitution and damages. On June 17, 2003 Oracle removed the case to federal district court. On June 19, 2003, the case was remanded to the California Superior Court for the County of Alameda.

     In addition, ten stockholder lawsuits have been filed against PeopleSoft and certain of its directors and executive officers alleging breaches of fiduciary duties by PeopleSoft and such persons and seeking to enjoin transactions contemplated by the merger. The California stockholder lawsuits have been stayed. A plaintiff in one of the Delaware stockholder lawsuits has filed a motion for preliminary injunction.

     On June 18, 2003, Oracle Corporation announced that it had amended its offer to purchase all of the outstanding stock of PeopleSoft by increasing the purchase price from $16.00 to $19.50 per share. After careful consideration, including consultation with its management and its board's financial and legal advisors, the PeopleSoft special committee unanimously concluded that the previously stated reasons for rejecting the Oracle Offer remained and that the offer consideration was inadequate. As more fully described in PeopleSoft's amended Schedule 14D-9, the committee determined that the Oracle Offer was not in the best interests of the PeopleSoft stockholders and unanimously recommended to the full PeopleSoft board that it recommend that PeopleSoft stockholders reject the Oracle Offer and not tender their shares to Oracle for purchase. The full board of directors concurred with the committee and, having determined that the revised Oracle Offer was not in the best interests of the stockholders, unanimously recommended that the PeopleSoft stockholders reject the revised Oracle Offer. PeopleSoft publicly announced the board's recommendation on June 20, 2003.

     In addition, on June 18, 2003, Oracle Corporation filed a lawsuit against PeopleSoft, the members of its board of directors and J.D. Edwards in the Delaware Chancery Court. The lawsuit alleges breaches of fiduciary duties against PeopleSoft and its board of directors and seeks injunctive relief requiring (i) rescission of the Merger Agreement; (ii) an injunction against the offer; an order requiring PeopleSoft to redeem its rights plan or amend the plan to permit the Oracle offer to proceed; (iii) an injunction requiring the PeopleSoft board to take action to make Section 203 of the Delaware General Corporation Law inapplicable to the Oracle offer; and (iv) an injunction prohibiting PeopleSoft from implementing a recently announced customer protection program. The claims against J.D. Edwards are based on aiding and abetting PeopleSoft and the director defendants. The Company and PeopleSoft answered Oracle's complaint on June 26, 2003, denying all substantive claims. The parties are currently scheduled to confer with the Court on July 25, 2003 about further scheduling a hearing date, if necessary. PeopleSoft is therefore not prevented from closing the offer or the merger prior to July 25, 2003 if the respective regulatory and other conditions are met. PeopleSoft and J.D. Edwards believe that the Oracle suit is without merit and intend to vigorously defend this lawsuit as well as other pending litigation relating to the Oracle offer and the offer and the merger.

     On June 30, 2003, a purported shareholder class action was filed against J.D. Edwards and the Board of Directors in Delaware Chancery Court. The action asserts claims against the Board of Directors for alleged breaches of fiduciary duties in connection with the Merger Agreement and seeks, among other remedies, to enjoin the transactions contemplated by the merger. J.D. Edwards believes that the plaintiff's claims are wholly without merit and will defend against them vigorously.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

     Item 9 is hereby amended and restated as follows:

        The following exhibits are filed herewith:

EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------
 (a)(1)         Prospectus, dated June 19, 2003 (incorporated by reference to the prospectus included in the registration statement on
                Form S-4 of PeopleSoft, Inc. filed on June 19, 2003).
 (a)(2)         Letter of Transmittal (incorporated by reference to Exhibit
                99.7 to the registration statement on Form S-4 of
                PeopleSoft, Inc. filed on June 19, 2003).
 (a)(3)         Letter to holders of Common Stock of J.D. Edwards & Company, dated June 19, 2003.*+

EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------
 (a)(4)         Information Statement Pursuant to Section 14(f) of the
                Securities Exchange Act of 1934 and Rule 14f-1 thereunder
                (incorporated by reference to Annex A of J.D. Edwards'
                Schedule 14D-9, filed June 19, 2003).
 (a)(5)         Joint Press Release of J.D. Edwards & Company and
                PeopleSoft, Inc., dated June 1, 2003 (incorporated by
                reference to J.D. Edwards' filing pursuant to Rule 425 under the Securities Act on June 2, 2003).
 (a)(6)         Press release of J.D. Edwards & Company, dated June 9, 2003
                (incorporated by reference to J.D. Edwards' filing pursuant to Rule 425 under the Securities Act on June 9, 2003).
 (a)(7)         Press Release of J.D. Edwards & Company, dated June 12, 2003
                (incorporated by reference to J.D. Edwards' filing pursuant to Rule 425 under the Securities Act on June 12, 2003).
 (a)(8)         Press Release of J.D. Edwards & Company, dated June 13, 2003
                (incorporated by reference to J.D. Edwards' filing pursuant to Rule 425 under the Securities Act on June 13, 2003).
 (a)(9)         Press Release of PeopleSoft, Inc., dated June 13, 2003
                (incorporated by reference to J.D. Edwards' filing pursuant to Rule 425 under the Securities Act on June 13, 2003).
(a)(10)         Complaint of Oracle Corporation against PeopleSoft, Inc.,
                Craig A. Conway, David A. Duffield, Aneel Bhusri, Steven D.
                Goldby, A. George Blatte, Frank J. Fanzilli, Cyril J.
                Yansouri and J.D. Edwards & Company filed on June 18, 2003 in the Court of Chancery of the State of Delaware.+
(a)(11)         Joint Press Release of J.D. Edwards & Company and
                PeopleSoft, Inc., dated June 16, 2003 (incorporated by
                reference to J.D. Edwards' Schedule 14D-9, filed June 16,
                2003).
(a)(12)         Series of Messages to Employees and Transcripts of
                Multimedia Presentations made available on J.D. Edwards'
                website (incorporated by reference to J.D. Edwards' filing pursuant to Rule 425 under the Securities Act on June 25,
                2003).
(a)(13)         Complaint of Milton Pfeiffer, on behalf of himself and all others similarly situated, against J.D. Edwards & Company,
                Michael J. Maples, Trygve E. Myhren, Gerald Harrison, Delwin
                D. Hock, Robert M. Dutkowsky, Richard E. Allen, Robert C.
                Newman, and Kathleen J. Cunningham filed on June 30, 2003 in the Court of Chancery of the State of Delaware.
 (e)(1)         Amended and Restated Agreement and Plan of Merger and
                Reorganization among PeopleSoft, Inc., Jersey Acquisition
                Corporation and J.D. Edwards & Company, dated as of June 16,
                2003 (incorporated by reference to Annex A to the
                registration statement on Form S-4 of PeopleSoft, Inc. filed on June 19, 2003).
 (e)(2)         Form of Stockholder Voting Agreement, dated as of June 16,
                2003, among PeopleSoft, Inc. and certain stockholders of
                J.D. Edwards & Company (incorporated by reference to Exhibit
                C to Annex A to the registration statement on Form S-4 of
                PeopleSoft, Inc. filed on June 19, 2003).
 (e)(3)         Form of Affiliate Agreement, dated as of June 16, 2003,
                among PeopleSoft, Inc. and certain affiliates of J.D.
                Edwards & Company (incorporated by reference to Exhibit B to
                Annex A to the registration statement on Form S-4 of
                PeopleSoft, Inc. filed on June 19, 2003).
 (e)(4)         Opinion of Morgan Stanley to the Board of Directors of J.D.
                Edwards & Company, dated June 15, 2003 (incorporated by
                reference to Annex B of J.D. Edwards' Schedule 14D-9, filed
                June 19, 2003).*
 (e)(5)         Amended Management Change in Control Plan of J.D. Edwards &
                Company.+
 (e)(6)         Amended Employment Agreement between J.D. Edwards & Company and Robert Dutkowsky, dated June 1, 2003.+
 (e)(7)         Amended Employment Agreement between J.D. Edwards & Company and Richard Allen, dated June 1, 2003.+
 (e)(8)         Amended Employment Agreement between J.D. Edwards & Company and Richard Snow, dated June 1, 2003.+
 (e)(9)         Form of Offer Letter for Certain Key Executive Officers of
                J.D. Edwards & Company.+
(e)(10)         Form of Offer Letter for Certain Employees of J.D. Edwards &
                Company.+

EXHIBIT
NUMBER                                  DESCRIPTION
-------                                 -----------
(e)(11)         J.D. Edwards & Company 1992 Incentive Stock Option Plan
                (incorporated by reference to Exhibit 10.16 to J.D. Edwards
                & Company's registration statement on Form S-1).
(e)(12)         J.D. Edwards & Company 1997 Equity Incentive Plan
                (incorporated by reference to Exhibit 10.21 to J.D. Edwards
                & Company's registration statement on Form S-1).
(e)(13)         J.D. Edwards & Company 2003 Equity Incentive Plan
                (incorporated by reference to Appendix B to J.D. Edwards &
                Company's 2003 Definitive Proxy Statement for its Annual
                Meeting of Stockholders).
(e)(14)         Form of Indemnification Agreement between J.D. Edwards &
                Company and its Officers and Directors (incorporated by
                reference to Exhibit 10.13 to J.D. Edwards & Company's
                registration statement on Form S-1).
(e)(15)         Form of Management Change in Control Plan, participated in by J.D. Edwards & Company's executive officers (incorporated by reference to Exhibit 10.17 for J.D. Edwards & Company's
                Annual Report on Form 10-K for the fiscal year ended October
                31, 2000).
(e)(16)         Employment Agreement, dated January 2, 2002, between by J.D.
                Edwards & Company and Robert M. Dutkowsky (incorporated by reference to Exhibit 10.15 for J.D. Edwards & Company's
                Annual Report on Form 10-K for the fiscal year ended October
                31, 2001).
(e)(17)         Employment Agreement, dated August 1, 2000, between by J.D.
                Edwards & Company and Richard Allen (incorporated by
                reference to Exhibit 10.16 for J.D. Edwards & Company's
                Annual Report on Form 10-K for the fiscal year ended October
                31, 2000).
(e)(18)         Employment Agreement, dated May 3, 2002, between by J.D.
                Edwards & Company and Richard Snow (incorporated by
                reference to Exhibit 10.19 for J.D. Edwards & Company's
                Annual Report on Form 10-K for the fiscal year ended October
                31, 2002).

---------------

  *  Included in copies mailed to stockholders of J.D. Edwards.

  +  Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          J.D. EDWARDS & COMPANY

                                          By:   /s/ RICHARD G. SNOW, JR.
                                            ------------------------------------
                                            Name: Richard G. Snow, Jr.
                                            Title:  Vice President, General
                                                    Counsel
                                                and Secretary

Date: July 2, 2003